Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year Ended
	January 26,	April 28,	April 29,	April 24,	April 25,	April 26,
	2018	2017	2016	2015	2014	2013
Earnings before fixed charges:
Net Income	$(195)	$509	$229	$560	$638	$505
Income tax provision (benefit)	$1,058	$156	$116	$153	$103	$61

Income before Income taxes	$863	$665	$345	$713	$741	$566
Fixed Charges computed below	$62	$75	$72	$64	$58	$114

Earnings before fixed charges	$925	$740	$417	$777	$799	$680

Ratio of Earnings to Fixed Charges	15.0	9.8	5.8	12.1	13.8	6.0

Interest Expense	$47	$52	$49	$42	$36	$92
Interest portion of rent expense (a)	$15	$23	$23	$22	$22	$22

Total Fixed Charges	$62	$75	$72	$64	$58	$114

(a)	represents the portion of expense estimated by management as implicit interest expense